Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS FOURTH QUARTER AND FULL YEAR 2015 RESULTS

•                  Pro forma, adjusted 2015 EBITDA of $1,704 million reached the top of guidance; achieved fourth quarter adjusted EBITDA of $449 million on strong North America and Italy performance

•                  Free cash flow totaled $205 million in the fourth quarter; net debt of $7,707 million at year end

•                  Actions yielding two-thirds of total cost synergies completed a quarter early; realized approximately $110 million in cash synergies in 2015

•                  Cost synergy target increased to $270 million from $230 million

•                  Expects to achieve $1,740-$1,790 million in adjusted EBITDA in 2016; net debt estimated at $7,700-$7,900 million, inclusive of Lotto-related capital expenditures

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — March 17, 2016 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and year ended December 31, 2015. Today, at 8:00 a.m. EDT / 12:00 p.m. GMT / 1:00 p.m. CET, management will host a conference call and webcast to present the fourth quarter and full year 2015 results; access details are provided below.

“We ended a year of transformation with a strong quarter for our lottery and gaming operations, enabling us to reach the high end of our EBITDA guidance,” said Marco Sala, CEO of IGT. “We established IGT as the global gaming leader with a commitment to being a customer-first organization and to deliver the content, technology, and expertise that drives player demand. We are confident that we have established a solid foundation from which we can continue to lead the gaming industry and grow our business.”

“Our financial and operational discipline is evidenced in our fourth quarter and full year results,” said Alberto Fornaro, CFO of IGT. “We achieved our first-year synergy goals three months ahead of plan and have increased our total cost synergy target. Strong free cash flow resulted in a significant reduction in net debt and leverage. As we look to 2016, we are forecasting growth for our core operations, while incremental synergies are expected to mitigate certain anticipated headwinds. Our financial condition is solid, placing us in a strong position to pursue our growth objectives, continue to reduce debt, and remunerate our shareholders.”

Summary of Consolidated Fourth Quarter and Full Year Financial Results

	Reported			Pro forma
							Constant
Quarter Ended December 31,			Change			Change	Currency
(In US $ millions, unless otherwise noted)	2015	2014	(%)	2015	2014	(%)	Change (%)
Revenue	1,365	951	44%	1,365	1,402	-3%	5%
Adjusted EBITDA	449	321	40%	449	448	0%	8%
Adjusted Operating Income	293	182	61%	293	268	9%	17%
Operating Income	132	114	15%	132	178	-26%	-15%
Net income per diluted share	0.37	(0.87)	NM	0.37	NA
Adjusted net income (loss) per diluted share	0.63	(0.08)	NM	0.63	NA
Net debt	7,707	2,642	NM	7,707	NA

	Reported			Pro forma
							Constant
Year Ended December 31,			Change			Change	Currency
(In US $ millions, unless otherwise noted)	2015	2014	(%)	2015	2014	(%)	Change (%)
Revenue	4,689	3,812	23%	5,088	5,780	-12%	-4%
Adjusted EBITDA	1,611	1,389	16%	1,704	2,027	-16%	-7%
Adjusted Operating Income	1,043	855	22%	1,069	1,317	-19%	-9%
Operating Income	540	715	-24%	533	1,083	-51%	-39%
Net income per diluted share	(0.39)	0.49	NM	NA	NA
Adjusted net income (loss) per diluted share	1.87	1.58	18%	NA	NA
Net debt	7,707	2,642	NM	7,707	NA

Note: Pro forma is defined as the combined results of GTECH and legacy IGT for period prior to the second quarter of 2015. Adjusted operating income, adjusted EBITDA, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise.

As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results.  Reported financial information for the fourth quarter of 2015 includes the results of operations of IGT for the entire period, while reported financial information for the fourth quarter of 2014 includes only GTECH operations. Reported financial information for the full year 2015 period includes IGT for the second, third, and fourth quarters and only GTECH operations in the first quarter, while the reported full year 2014 figures are for GTECH only. Pro forma figures represent the combined results of both companies.

Adjusted figures exclude the impact of purchase price amortization, impairment charges, restructuring expense, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release.

Reported 2015 results were adversely affected by the strengthening of the U.S. dollar compared to the euro; the daily average U.S. dollar to euro foreign exchange rate was 1.10 in the fourth quarter of 2015 compared to 1.25 in the fourth quarter of 2014, and was 1.11 for the full year 2015 period compared to 1.33 in 2014. Constant currency changes for 2015 are calculated using the same foreign exchange rates as the corresponding 2014 period.

Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance.

Overview of Consolidated Fourth Quarter Results

Reported consolidated revenue grew 44% to $1,365 million from $951 million in the fourth quarter of 2014, reflecting GTECH’s acquisition of legacy IGT. On a pro forma, constant currency basis, consolidated revenue rose 5%. Revenue growth reflects strong gaming product sales, continued progress toward stabilizing the global casino installed base, and sustained lottery growth. During the quarter, the Company sold 11,562 gaming machines worldwide and global lottery same-store revenue, excluding Italy, increased 6%.

On a reported basis, adjusted EBITDA of $449 million was 40% above the fourth quarter of 2014.  On a pro forma, constant currency basis, adjusted EBITDA was 8% greater than the prior-year period as overall sales growth was accentuated by synergy savings and certain one-time items.

Reported operating income was $132 million compared to $114 million in the fourth quarter of 2014. On a pro forma, constant currency basis, adjusted operating income was 17% above the year-earlier period, supported by revenue growth and synergy savings. Both adjusted EBITDA and operating income also benefited from a multi-year value-added tax (“VAT”) credit in Italy as well as the absence of lottery management agreement (“LMA”) penalties that negatively affected operating income in the fourth quarter of 2014.

Interest expense was $119 million compared to $75 million in the prior-year period due to increased debt incurred to finance the legacy IGT acquisition.

Net income attributable to IGT was $74 million in the fourth quarter of 2015. On an adjusted basis, net income was $127 million. The Company reported net income per diluted share of $0.37 and earned $0.63 per diluted share on an adjusted basis.

Cash from operations was $786 million in the full year period, inclusive of approximately $160 million in one-time, transaction-related costs. Capital expenditures were $403 million on a reported basis and $429 million on a pro forma basis in 2015.

Cash and cash equivalents were $627 million as of December 31, 2015, compared to $317 million as of December 31, 2014.

At December 31, 2015, consolidated shareholders’ equity totaled $3,366 million and net debt was $7,707 million.

Operating Segment Review

North America Gaming & Interactive

Revenue for the North America Gaming & Interactive segment was $378 million compared to $45 million in the fourth quarter of 2014. On a pro forma basis, revenue was 3% below the prior year, primarily due to negative foreign currency effects; at constant currency, revenues were 1% below the prior year.

Service revenue was $263 million compared to $13 million in the prior-year period. On a pro forma basis, service revenue declined 4%, primarily as a result of a lower installed base. On a sequential basis, the installed base at North American casinos rose by 181 units, the first sequential increase since June 2013. DoubleDown revenues rose 5% on strong growth in bookings per daily average user and despite having six fewer days in the quarter. Product sales were $115 million compared to $32 million in the fourth quarter of 2014. On a pro forma, constant currency basis, product sales were 6% above the prior year. The Company sold 6,597 machines compared to 5,482 units in the fourth quarter of 2014. Product sales also benefited from higher system sales during the fourth quarter of 2015.

Operating income for North America Gaming & Interactive was $106 million compared to $8 million in the fourth quarter of 2014. On a pro forma basis, North America Gaming & Interactive operating income rose 3% as increased DoubleDown profits and synergy savings more than offset unfavorable revenue mix impacts.

North America Lottery

Revenue for the North America Lottery segment was $269 million in the fourth quarter of 2015, 20% higher than the prior year on a reported basis and 10% greater on a pro forma basis.

Service revenue increased 18% on a reported basis and was 8% higher than the prior year on a pro forma basis, reflecting the net impact of 6% same-store revenue growth, favorable LMA comparisons, and the contribution from new contracts in Canada and Colorado. Strong instant ticket sales and solid draw-based game performance were the primary drivers of same-store revenue growth during the quarter. Powerball sales were also strong in the period, although that growth was more than offset by a decline in Mega Millions sales. Product sales of $14 million in the quarter were nearly double those in the fourth quarter of 2014, reflecting the natural variability of the business.

Operating income for North America Lottery was $43 million compared to $17 million in the fourth quarter of 2014. On a pro forma basis, operating income for North America Lottery rose 47% on favorable LMA comparisons and strong same-store revenue growth.

International

International revenue was $265 million compared to $192 million in the fourth quarter of 2014 on a reported basis. On a pro forma, constant currency basis, International revenue increased 5% from the prior year, primarily on strong gaming product sales.

International lottery same-store revenue was up approximately 4% on continued strength in instant tickets and local draw-based games. Lottery product sales were below the prior-year period on a pro forma, constant currency basis due to unfavorable comparisons with a large sale in Belgium in the fourth quarter of 2014.

International gaming service revenue was below the fourth quarter of 2014 on a pro forma, constant currency basis, primarily due to a contraction in the installed base, principally as a result of the conversion of leased units to product sales in Mexico over the last year. Revenue from gaming product sales was significantly above the prior year on both a reported and pro forma basis as the Company sold a total of 4,965 gaming machines internationally during the fourth quarter, with particular strength in Latin America.

International operating income was $55 million compared to $61 million in the fourth quarter of 2014. On a pro forma, constant currency basis, International operating income was down 9%, primarily reflecting the mix of products and services sold during the periods.

Italy

Revenue in the Italy segment was $455 million compared to $489 million in the fourth quarter of 2014 due to the strengthening of the U.S. dollar against the euro. Excluding currency translation, Italian revenue rose 6% on underlying operating expansion, primarily from machine gaming.

Total Lotto wagers in the quarter were €1,855 million, 6% greater than the €1,746 million achieved in the prior-year period. Strong Lotto performance was a result of low-teens growth in 10eLotto that was partially offset by lower late number activity. Instant-ticket wagers were €2,391 million versus €2,436 million last year, as several new product introductions have helped to improve on the year-to-date trend.

Machine gaming service revenue rose 15% in constant currency, as improved machine productivity and mix continue to offset lower AWP units.

Operating income for Italy was $132 million, 17% greater than the fourth quarter of 2014 on a reported basis and 42% higher on a pro forma, constant currency basis. Approximately half of the growth in operating income reflects underlying performance improvement and cost discipline despite unfavorable Stability Law impacts. Operating income also benefited from the multi-year VAT credit mentioned earlier and the favorable comparison with expenses related to the sale of the ticketing business in the prior year period.

Overview of Consolidated Full Year 2015 Results

Reported consolidated revenue was $4,689 million compared to $3,812 million in 2014. On a pro forma, constant currency basis, consolidated revenue declined 4%, primarily reflecting lower gaming product sales and service revenues that were partially offset by growth in lottery and social gaming operations. During the year, the Company sold 35,159 gaming machines worldwide and global lottery same-store revenue, excluding Italy, increased 6%.

On a reported basis, adjusted EBITDA of $1,611 million was 16% greater than the 2014 level.  Pro forma adjusted EBITDA was $1,704 million, which was at the high end of management’s guidance and included approximately $95 million in synergy savings.

Reported operating income was $540 million compared to $715 million in 2014. On a pro forma, constant currency basis, adjusted operating income was 9% below 2014, primarily reflecting weaker commercial gaming trends and higher taxes in Italy that were partially offset by synergy savings.

Interest expense was $458 million compared to $262 million in the prior-year period due to increased debt incurred to finance the legacy IGT acquisition.

Net loss attributable to IGT was $76 million in 2015. On an adjusted basis, net income was $362 million. The Company reported a net loss per diluted share of $0.39 but earned $1.87 per diluted share on an adjusted basis in 2015.

Other Developments

The Company’s Board of Directors has declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on April 14, 2016 to all shareholders of record as of the close of business on March 31, 2016.

The Company also announced that, effective March 16, 2016, Tracey Weber has stepped down as a member of its Board of Directors. The Company’s Board is now comprised of 12 members. As a result of Ms. Weber’s departure, Jeremy Hanley has been appointed to the Company’s Nominating and Corporate Governance Committee. “On behalf of the IGT PLC Board, I would like to thank Tracey for her valuable contributions to the Company,” said Phil Satre, Chairman of the IGT PLC Board.

In a news release issued on March 16, 2016, the Company announced that it has entered into a consortium of strategic and financial partners to bid for the Italian Lotto concession. If the consortium is awarded the Lotto concession, a joint venture company will be established. IGT, through its Lottomatica subsidiary, will serve as the operating partner with a 61.5% equity ownership of the joint venture.

Outlook

The Company’s outlook assumes it is successful in securing the Italian Lotto concession. The Company currently expects to achieve adjusted EBITDA of $1,740-$1,790 million for the full year period, supported by growth in core operations and using an average euro/dollar exchange rate of 1.10 versus 1.11 last year. A modest headwind is expected from other currencies, notably the British pound, Australian dollar, and certain Latin American currencies.

The Company has increased its cost synergy target to $270 million from its prior expectation of $230 million and continues to expect revenue synergies of $50 million. Compared to 2015, at least $70 million in incremental synergies is included in the EBITDA guidance for 2016. The synergies are expected to mitigate the anticipated impacts of currency translation, higher gaming machine taxes in Italy, and a lower contribution from Lotto as a result of new concession terms.

Capital expenditures excluding the Lotto concession are expected to be $575-$625 million, including lottery maintenance and gaming capital expenditures of approximately $500 million and approximately $100 million for lottery growth capital. A successful renewal of the Italian Lotto concession would require additional capital expenditures in 2016 of at least $660 million at current rates. Net debt is expected to be $7,700-$7,900 million at the end of 2016.

Conference Call and Webcast

Today, at 8:00 a.m. EDT / 12:00 p.m. GMT / 1:00 p.m. CET, management will host a conference call to present the fourth quarter and full year 2015 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events and Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 3427 1904 for participants in the United Kingdom and +1-646-254-3362 for listeners outside the United Kingdom. The conference ID/confirmation code is 6623346. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1-347-366-9565 using the conference ID/confirmation code 6623346.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; the possibility that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that IGT may not obtain its anticipated financial results in one or more future periods; unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; the Company’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect IGT’s business, including those described in IGT’s annual report on Form 20-F for the financial year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of IGT’s website at www.IGT.com. Except as required under applicable law, IGT does not assume any obligation to update the forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452; outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries

International Game Technology PLC and Subsidiaries

Consolidated Income Statements

	For the three months ended
	December 31,
($ and shares in thousands, except per share data)	2015	2014
	Unaudited
Service revenue	1,109,029	845,501
Product sales	255,928	105,558
Total revenue	1,364,957	951,059

Cost of services	674,302	595,730
Cost of sales	180,021	58,585
Selling, general and administrative	242,997	107,252
Research and development	84,552	27,088
Restructuring expense	35,326	10,136
Impairment loss	12,497	795
Transaction expense, net	3,701	37,195
	1,233,396	836,781

Operating income	131,561	114,278

Interest income	4,765	1,660
Equity income, net	—	307
Other income	2,659	3,252
Other expense	(4,733)	(110,074)
Foreign exchange gain, net	91,105	1,597
Interest expense	(119,334)	(75,295)
	(25,538)	(178,553)

Income (loss) before income tax expense	106,023	(64,275)

Income tax expense	22,990	85,859

Net income (loss)	83,033	(150,134)

Less: Net income attributable to non-controlling interests	9,533	479

Net income (loss) attributable to IGT	73,500	(150,613)

Net income (loss) attributable to IGT per ordinary share - basic	0.37	(0.87)
Net income (loss) attributable to IGT per ordinary share - diluted	0.37	(0.87)

Weighted-average shares - basic	199,862	173,069
Weighted-average shares - diluted	200,731	173,069

International Game Technology PLC and Subsidiaries

Consolidated Income Statements

	For the years ended
	December 31,
($ and shares in thousands, except per share data)	2015	2014
	Unaudited
Service revenue	3,977,693	3,489,969
Product sales	711,363	322,342
Total revenue	4,689,056	3,812,311

Cost of services	2,417,315	2,324,043
Cost of sales	520,343	190,454
Selling, general and administrative	795,252	413,001
Research and development	277,401	108,175
Restructuring expense	76,896	23,654
Impairment loss	12,497	2,597
Transaction expense, net	49,396	35,336
	4,149,100	3,097,260

Operating income	539,956	715,051

Interest income	17,681	4,765
Equity income (loss), net	207	(2,114)
Other income	6,939	7,650
Other expense	(129,441)	(119,129)
Foreign exchange gain (loss), net	5,611	(3,786)
Interest expense	(457,984)	(262,220)
	(556,987)	(374,834)

Income (loss) before income tax expense	(17,031)	340,217

Income tax expense	38,896	240,413

Net income (loss)	(55,927)	99,804

Less: Net income attributable to non-controlling interests	19,647	13,642

Net income (loss) attributable to IGT	(75,574)	86,162

Net income (loss) attributable to IGT per ordinary share -basic	(0.39)	0.50
Net income (loss) attributable to IGT per ordinary share - diluted	(0.39)	0.49

Weighted-average shares - basic	192,398	173,792
Weighted-average shares - diluted	192,398	174,490

International Game Technology PLC and Subsidiaries

Condensed Consolidated Balance Sheets

	December 31,	December 31,
($ thousands)	2015	2014
	Unaudited
ASSETS
Cash and cash equivalents	627,484	317,106
Restricted cash	169,101	108,115
Trade and other receivables	959,592	919,606
Inventories	269,982	184,593
Other current assets	423,701	211,786
Income taxes receivable	35,514	6,628
Total current assets	2,485,374	1,747,834

Systems, equipment and other assets related to contracts, net	1,127,518	1,086,426
Property, plant and equipment, net	349,677	123,542
Goodwill	6,830,499	3,958,881
Intangible and other assets, net	4,273,550	1,500,835
Deferred income taxes	48,074	50,530
Total non-current assets	12,629,318	6,720,214

TOTAL ASSETS	15,114,692	8,468,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable	1,057,860	1,241,037
Other current liabilities	922,586	862,357
Current portion of long-term debt	160	849,600
Short-term borrowings	—	10,800
Income taxes payable	30,020	20,892
Total current liabilities	2,010,626	2,984,686

Long-term debt, less current portion	8,334,013	2,099,071
Deferred income taxes	941,150	236,154
Other non-current liabilities	462,493	200,417
Total non-current liabilities	9,737,656	2,535,642

TOTAL LIABILITIES	11,748,282	5,520,328

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY	3,366,410	2,947,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,114,692	8,468,048

International Game Technology PLC and Subsidiaries

Consolidated Statements of Cash Flows

	For the years ended
	December 31,
($ thousands)	2015	2014
	Unaudited
Cash flows from operating activities
Net income (loss)	(55,927)	99,804
Adjustments for:
Amortization	410,264	148,823
Depreciation	369,564	323,729
Service revenue amortization	107,812	126,253
Net expense in connection with the early extinguishment of debt	73,806	88,628
Debt issuance cost amortization	40,366	48,604
Share-based payment expense	36,067	13,823
Impairment loss	12,497	2,597
Other	45,015	38,398
Cash flows before changes in operating assets and liabilities	1,039,464	890,659
Changes in operating assets and liabilities:
Trade and other receivables	83,218	171,258
Inventories	72	3,620
Accounts payable	(53,762)	(20,184)
Other assets and liabilities	(282,995)	20,557
Net cash flows from operating activities	785,997	1,065,910

Cash flows from investing activities
Acquisition of IGT, net of cash acquired	(3,241,415)	—
Capital expenditures	(402,634)	(335,220)
Proceeds from sale of assets	230,587	1,390
Jackpot annuity investments, net	29,416	—
Other	22,523	13,705
Net cash flows used in investing activities	(3,361,523)	(320,125)

Cash flows from financing activities
Proceeds from issuance of long-term debt	6,521,991	897,115
Proceeds from interest rate swaps	67,773	15,294
Capital increase - non-controlling interest	9,049	7,789
Treasury shares purchased	—	(53,161)
Acquisition of non-controlling interest	—	(99,726)
Net (payments of) receipts from financial liabilities	(21,539)	58,911
Payments in connection with note consents	(29,022)	(6,773)
Dividends paid - non-controlling interest	(29,156)	(45,561)
Return of capital - non-controlling interest	(30,568)	(74,441)
Payments on bridge facility	(51,409)	(63,999)
Payments in connection with the early extinguishment of debt	(79,526)	(88,628)
Debt issuance costs paid	(84,859)	(23,542)
Dividends paid	(209,394)	(177,608)
Payments to withdrawing shareholders	(407,759)	—
Principal payments on long-term debt	(2,714,867)	(1,295,575)
Other	(20,353)	(9,030)
Net cash flows provided by (used in) financing activities	2,920,361	(958,935)

Net increase in cash and cash equivalents	344,835	(213,150)
Effect of exchange rate changes on cash	(34,457)	(47,752)
Cash and cash equivalents at the beginning of the period	317,106	578,008
Cash and cash equivalents at the end of the period	627,484	317,106

International Game Technology PLC and Subsidiaries

Net Debt

	December 31,	December 31,
($ thousands)	2015	2014
Long-term debt, less current portion
Senior Secured Notes	4,809,999	—
Term Loan Facilities	866,785	—
Revolving Credit Facilities	834,968	876,505
Notes due February 2018	533,915	590,557
Notes due June 2019	530,009	—
Notes due March 2020	520,649	575,270
Notes due June 2020	126,833	—
Notes due October 2023	61,303	—
Capital Securities	49,472	54,975
Other	80	1,764
	8,334,013	2,099,071

Current portion of long-term debt	160	849,600
Short-term borrowings	—	10,800

Total debt	8,334,173	2,959,471

Cash and cash equivalents	627,484	317,106

Net debt	7,706,689	2,642,365

International Game Technology PLC and Subsidiaries

Operating Metrics and Reconciliations

($ and shares in thousands, except per share data)

	For the three months ended
	December 31,		Change
	2015	2014	$	%

Revenue	1,364,957	951,059	413,898	43.5
Adjusted EBITDA	448,797	320,977	127,820	39.8
Operating income	131,561	114,278	17,283	15.1
Adjusted Operating income	293,430	182,307	111,123	61.0
Net income (loss) attributable to IGT	73,500	(150,613)	224,113	148.8
Adjusted Net income (loss) attributable to IGT	127,363	(13,892)	141,255	>500.0
Net income (loss) attributable to IGT per ordinary share - diluted	0.37	(0.87)	1.24	142.5
Adjusted Net income (loss) attributable to IGT per ordinary share - diluted	0.63	(0.08)	0.71	>500.0
Weighted average shares - diluted	200,731	173,069	27,662	16.0

Reconciliations of Non-GAAP Financial Measures

	For the three months ended
	December 31,		Change
	2015	2014	$	%

Net income (loss)	83,033	(150,134)	233,167	155.3
Income tax expense	22,990	85,859	(62,869)	(73.2)
Other expense, net	25,538	178,553	(153,015)	(85.7)
Depreciation	109,888	80,446	29,442	36.6
Amortization	124,000	38,867	85,133	219.0
Transaction expense, net (1)	3,701	37,195	(33,494)	(90.0)
Service revenue amortization	26,634	29,929	(3,295)	(11.0)
Non-cash purchase accounting (excluding D&A)	1,855	—	1,855	—
Restructuring expense	35,326	10,136	25,190	248.5
Stock compensation	3,335	9,331	(5,996)	(64.3)
Impairment loss	12,497	795	11,702	>500.0
Adjusted EBITDA	448,797	320,977	127,820	39.8

Operating income	131,561	114,278	17,283	15.1
Purchase accounting	110,345	19,903	90,442	454.4
Transaction expense, net (1)	3,701	37,195	(33,494)	(90.0)
Restructuring expense	35,326	10,136	25,190	248.5
Impairment loss	12,497	795	11,702	>500.0
Adjusted Operating income	293,430	182,307	111,123	61.0

Net income (loss) attributable to IGT	73,500	(150,613)	224,113	148.8
Purchase accounting	127,411	19,294	108,117	>500.0
Impairment loss	12,497	795	11,702	>500.0
Debt extinguishment	—	106,203	(106,203)	(100.0)
Foreign exchange gain, net	(91,105)	(1,597)	(89,508)	>500.0
Transaction expense, net (1)	3,701	37,195	(33,494)	(90.0)
Restructuring expense	35,326	10,136	25,190	248.5
Income tax benefit	(33,967)	(35,305)	1,338	3.8
Adjusted Net income (loss) attributable to IGT	127,363	(13,892)	141,255	>500.0

Weighted average shares - diluted	200,731	173,069	27,662	16.0
Dilutive shares	—	923	(923)	(100.0)
Adjusted weighted average shares - diluted (2)	200,731	173,992	26,739	15.4

Adjusted Net income (loss) attributable to IGT per ordinary share - diluted	0.63	(0.08)	0.71	>500.0

(1) Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

(2) Includes dilutive shares that are excluded from the diluted earnings per share computation as the impact would be anti-dilutive due to the loss incurred during the fourth quarter of 2014.

International Game Technology PLC and Subsidiaries

Operating Metrics and Reconciliations

($ and shares in thousands, except per share data)

	For the years ended
	December 31,		Change
	2015	2014	$	%

Revenue	4,689,056	3,812,311	876,745	23.0
Adjusted EBITDA	1,610,685	1,389,266	221,419	15.9
Operating income	539,956	715,051	(175,095)	(24.5)
Adjusted Operating income	1,043,176	854,843	188,333	22.0
Net income (loss) attributable to IGT	(75,574)	86,162	(161,736)	(187.7)
Adjusted Net income attributable to IGT	361,964	275,462	86,502	31.4
Net income (loss) attributable to IGT per ordinary share - diluted	(0.39)	0.49	(0.88)	(179.6)
Adjusted Net income attributable to IGT per ordinary share - diluted	1.87	1.58	0.29	18.4
Weighted average shares - diluted	192,398	174,490	17,908	10.3

Reconciliations of Non-GAAP Financial Measures

	For the years ended
	December 31,		Change
	2015	2014	$	%

Net income (loss)	(55,927)	99,804	(155,731)	(156.0)
Income tax expense	38,896	240,413	(201,517)	(83.8)
Other expense, net	556,987	374,834	182,153	48.6
Depreciation	369,564	323,729	45,835	14.2
Amortization	410,264	148,823	261,441	175.7
Service revenue amortization	107,812	126,253	(18,441)	(14.6)
Transaction expense, net (1)	49,396	35,336	14,060	39.8
Restructuring expense	76,896	23,654	53,242	225.1
Non-cash purchase accounting (excluding D&A)	23,100	—	23,100	—
Stock compensation	21,200	13,823	7,377	53.4
Impairment loss	12,497	2,597	9,900	381.2
Adjusted EBITDA	1,610,685	1,389,266	221,419	15.9

Operating income	539,956	715,051	(175,095)	(24.5)
Purchase accounting	364,431	78,205	286,226	366.0
Transaction expense, net (1)	49,396	35,336	14,060	39.8
Restructuring expense	76,896	23,654	53,242	225.1
Impairment loss	12,497	2,597	9,900	381.2
Adjusted Operating income	1,043,176	854,843	188,333	22.0

Net income (loss) attributable to IGT	(75,574)	86,162	(161,736)	(187.7)
Purchase accounting	386,835	76,446	310,389	406.0
Impairment loss	12,497	2,597	9,900	381.2
Debt extinguishment	117,252	106,203	11,049	10.4
Foreign exchange loss (gain), net	(5,611)	3,786	(9,397)	(248.2)
Transaction expense, net (1)	49,396	35,336	14,060	39.8
Restructuring expense	76,896	23,654	53,242	225.1
Income tax benefit	(199,727)	(58,722)	(141,005)	(240.1)
Adjusted Net income attributable to IGT	361,964	275,462	86,502	31.4

Weighted average shares - diluted	192,398	174,490	17,908	10.3
Dilutive shares	1,161	—	1,161	—
Adjusted weighted average shares - diluted (2)	193,559	174,490	19,069	10.9

Adjusted Net income attributable to IGT per ordinary share - diluted	1.87	1.58	0.29	18.4

Cash flows from operating activities	785,997	1,065,910	(279,913)	(26.3)
Capital expenditures	(402,634)	(335,220)	(67,414)	(20.1)
Free Cash Flow	383,363	730,690	(347,327)	(47.5)

(1) Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

(2) Includes dilutive shares that are excluded from the diluted earnings per share computation as the impact would be anti-dilutive due to the loss incurred in 2015.

International Game Technology PLC and Subsidiaries

Segment Information

($ in thousands)

	For the three months ended December 31,
	2015	2014	2015	2014
Segments	Revenue		Operating income
North America Gaming & Interactive	377,686	44,970	106,428	8,374
North America Lottery	269,181	224,380	42,506	17,220
International	265,085	192,100	54,955	60,673
Italy	454,625	489,428	132,413	113,313
	1,366,577	950,878	336,302	199,580

Corporate support	—	—	(94,396)	(65,398)
Purchase accounting	(1,620)	182	(110,345)	(19,903)
	1,364,957	951,060	131,561	114,279

	For the years ended December 31,
	2015	2014	2015	2014
Segments	Revenue		Operating income
North America Gaming & Interactive	1,101,807	132,501	294,256	1,054
North America Lottery	1,045,670	940,097	182,615	74,293
International	853,074	630,629	164,949	156,295
Italy	1,704,046	2,108,362	554,937	711,881
	4,704,597	3,811,589	1,196,757	943,523

Corporate support	—	—	(292,370)	(150,267)
Purchase accounting	(15,541)	722	(364,431)	(78,205)
	4,689,056	3,812,311	539,956	715,051

International Game Technology PLC Segment Performance

Pro Forma Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC
	As Reported										Legacy IGT						Pro Forma
	2014					2015					2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Gaming
Total Revenue	305	312	290	319	1,225	250	676	656	768	2,349	513	468	537	451	1,968	399	818	779	826	769	3,193	649	676	656	768	2,748

Gaming Services	264	259	249	251	1,023	213	479	513	552	1,758	328	317	319	319	1,284	301	592	577	568	571	2,307	514	479	513	552	2,059
Terminal	210	206	194	198	808	165	321	320	356	1,162	213	197	196	190	796	175	423	403	391	388	1,604	340	321	320	356	1,337
Social (DDI)	0	0	0	0	0	0	73	80	84	236	69	72	75	79	295	81	69	72	75	79	295	81	73	80	84	317
Other	54	53	55	53	215	48	86	114	112	360	46	49	48	50	192	45	100	102	102	103	407	93	86	114	112	405

Product Sales	41	53	41	67	202	37	197	142	216	591	185	150	218	131	684	99	226	203	258	199	886	135	197	142	216	690
Terminal	32	26	33	51	141	27	143	95	154	419	117	88	125	82	412	62	148	114	157	132	553	90	143	95	154	482
Other	9	26	8	17	61	9	54	47	62	171	68	62	93	49	273	37	78	88	101	66	333	46	54	47	62	208

Lottery
Total Revenue	578	508	533	548	2,167	523	524	478	521	2,046	0	0	0	0	0	0	578	508	533	548	2,167	523	524	478	521	2,046

Lottery Services	549	481	513	512	2,055	502	481	463	484	1,930	0	0	0	0	0	0	549	481	513	512	2,055	502	481	463	484	1,930
FM/Concessions	491	461	460	458	1,870	446	424	416	430	1,717	0	0	0	0	0	0	491	461	460	458	1,870	446	424	416	430	1,717
LMA	43	0	36	24	102	33	38	22	35	128	0	0	0	0	0	0	43	0	36	24	102	33	38	22	35	128
Other Services	15	19	18	30	82	23	19	25	19	85	0	0	0	0	0	0	15	19	18	30	82	23	19	25	19	85

Product Sales	29	28	20	36	112	21	43	15	36	115	0	0	0	0	0	0	29	28	20	36	112	21	43	15	36	115
Terminal	1	2	3	19	25	5	21	0	15	41	0	0	0	0	0	0	1	2	3	19	25	5	21	0	15	41
Systems/Other	28	26	17	17	87	15	22	15	22	74	0	0	0	0	0	0	28	26	17	17	87	15	22	15	22	74

Other
Total Revenue	132	105	99	85	420	75	74	68	76	294	0	0	0	0	0	0	132	105	99	85	420	75	74	68	76	294

Service Revenue	130	101	98	82	412	75	74	68	72	289	0	0	0	0	0	0	130	101	98	82	412	75	74	68	72	289
Product Sales	1	3	1	2	8	1	0	0	4	5	0	0	0	0	0	0	1	3	1	2	8	1	0	0	4	5

Total
Revenue	1,014	925	922	951	3,812	848	1,274	1,202	1,365	4,689	513	468	537	451	1,968	399	1,527	1,393	1,458	1,402	5,780	1,248	1,274	1,202	1,365	5,088

OI	246	171	184	114	715	163	115	130	132	540	72	110	123	63	368	(7)	318	280	306	178	1,083	156	115	130	132	533

International Game Technology PLC Segment Performance

Pro Forma Revenue Detail

($ millions)

	NORTH AMERICA GAMING & INTERACTIVE
	As Reported										Legacy IGT						Pro Forma
	2014					2015					2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Gaming
Total Revenue	22	28	37	45	133	30	353	341	378	1,102	393	354	383	343	1,473	311	416	383	420	388	1,606	341	353	341	378	1,413

Gaming Services	8	9	15	13	46	13	237	267	263	780	263	255	257	261	1,036	245	271	264	272	275	1,082	257	237	267	263	1,025
Terminal	6	7	13	11	37	10	140	144	137	431	170	157	157	155	639	141	176	164	170	166	676	152	140	144	137	573
Social (DDI)	0	0	0	0	0	0	73	80	84	236	69	72	75	79	295	81	69	72	75	79	295	81	73	80	84	317
Other	2	2	2	2	9	2	24	43	43	112	24	26	25	27	102	23	26	29	27	30	111	25	24	43	43	135

Product Sales	14	19	22	32	87	17	116	73	115	322	131	99	126	82	437	66	145	118	148	113	524	83	116	73	115	388
Terminal	13	12	21	30	76	15	84	46	80	224	80	52	60	52	244	43	93	64	81	82	320	57	84	46	80	267
Other	1	7	1	2	11	3	32	27	35	97	51	47	66	29	193	23	52	54	67	31	204	26	32	27	35	121

Total
Revenue	22	28	37	45	133	30	353	341	378	1,102	393	354	383	343	1,473	311	416	383	420	388	1,606	341	353	341	378	1,413

OI	(6)	(4)	2	8	1	7	96	85	106	294	86	103	124	71	384	20	105	117	146	104	472	47	96	85	106	335

	NORTH AMERICA LOTTERY
	As Reported										Legacy IGT						Pro Forma
	2014					2015					2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Gaming
Total Revenue	16	24	17	16	73	18	37	37	37	130	20	20	20	20	81	19	36	44	37	36	154	37	37	37	37	149

Gaming Services	16	17	17	16	65	18	37	36	37	128	20	20	20	20	81	19	36	37	37	36	146	37	37	36	37	148
Terminal	8	9	7	7	31	8	25	26	25	85	19	19	19	19	76	18	27	28	26	27	108	26	25	26	25	103
Social (DDI)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	8	8	9	9	34	9	12	10	12	44	1	1	1	1	4	1	9	9	10	10	38	11	12	10	12	45

Product Sales	0	7	0	0	8	0	0	0	0	1	0	0	0	0	0	0	0	7	0	0	8	0	0	0	0	1
Terminal	0	0	0	0	0	0	0	(0)	(0)	0	0	0	0	0	0	(0)	0	0	0	0	0	(0)	0	(0)	(0)	0
Other	0	7	0	0	8	0	0	0	0	1	0	0	0	0	0	0	0	7	0	0	8	0	0	0	0	1

Lottery
Total Revenue	245	193	221	208	867	235	233	216	232	916	0	0	0	0	0	0	245	193	221	208	867	235	233	216	232	916

Lottery Services	222	171	206	201	800	224	216	206	219	864	0	0	0	0	0	0	222	171	206	201	800	224	216	206	219	864
FM/Concessions	156	145	144	153	599	165	154	156	161	636	0	0	0	0	0	0	156	145	144	153	599	165	154	156	161	636
LMA	43	0	36	24	102	33	38	22	35	128	0	0	0	0	0	0	43	0	36	24	102	33	38	22	35	128
Other Services	23	25	26	24	99	25	25	29	22	101	0	0	0	0	0	0	23	25	26	24	99	25	25	29	22	101

Product Sales	23	22	15	7	67	12	17	10	13	52	0	0	0	0	0	0	23	22	15	7	67	12	17	10	13	52
Terminal	0	1	2	0	3	0	5	0	0	5	0	0	0	0	0	0	0	1	2	0	3	0	5	0	0	5
Systems/Other	23	21	13	7	64	11	12	10	13	46	0	0	0	0	0	0	23	21	13	7	64	11	12	10	13	46

Other
Total Revenue	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Service Revenue	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Product Sales	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Total
Revenue	261	217	238	224	940	253	270	253	269	1,046	20	20	20	20	81	19	282	237	258	245	1,021	273	270	253	269	1,065

OI	43	(6)	20	17	74	43	47	50	43	183	14	14	14	15	57	15	54	5	30	29	118	55	47	50	43	195

International Game Technology PLC Segment Performance

Pro Forma Revenue Detail

($ millions)

	INTERNATIONAL
	As Reported										Legacy IGT						Pro Forma
	2014					2015					2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Gaming
Total Revenue	41	42	35	51	169	31	134	120	148	433	99	93	134	87	413	69	141	135	168	139	583	100	134	120	148	502

Gaming Services	15	17	17	17	65	13	50	50	47	160	45	42	42	38	167	37	60	59	59	54	232	49	50	50	47	197
Terminal	1	1	2	2	6	2	15	15	13	44	24	21	20	16	81	15	25	22	22	18	87	17	15	15	13	59
Social (DDI)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	14	16	15	15	60	11	35	36	34	117	21	21	22	22	86	21	35	37	37	37	146	32	35	36	34	138

Product Sales	26	25	18	35	104	18	84	69	101	272	54	51	92	50	247	33	80	76	109	84	350	51	84	69	101	305
Terminal	18	14	11	20	64	12	59	49	74	195	37	36	65	30	167	19	55	50	76	50	231	32	59	49	74	214
Other	8	11	6	14	40	6	25	20	27	78	17	15	27	20	79	13	25	26	33	34	119	19	25	20	27	91

Lottery
Total Revenue	88	82	80	117	367	81	94	73	95	342	0	0	0	0	0	0	88	82	80	117	367	81	94	73	95	342

Lottery Services	83	76	75	88	322	72	67	68	72	279	0	0	0	0	0	0	83	76	75	88	322	72	67	68	72	279
FM/Concessions	62	56	58	58	234	51	51	49	55	206	0	0	0	0	0	0	62	56	58	58	234	51	51	49	55	206
LMA	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other Services	21	20	18	30	89	21	17	19	17	73	0	0	0	0	0	0	21	20	18	30	89	21	17	19	17	73

Product Sales	6	6	5	29	45	9	26	5	23	63	0	0	0	0	0	0	6	6	5	29	45	9	26	5	23	63
Terminal	1	1	1	19	22	5	16	0	15	36	0	0	0	0	0	0	1	1	1	19	22	5	16	0	15	36
Systems/Other	5	5	4	10	24	4	10	5	9	27	0	0	0	0	0	0	5	5	4	10	24	4	10	5	9	27

Other
Total Revenue	22	24	23	24	94	19	19	18	22	78	0	0	0	0	0	0	22	24	23	24	94	19	19	18	22	78

Service Revenue	21	21	22	22	86	18	19	17	18	73	0	0	0	0	0	0	21	21	22	22	86	18	19	17	18	73
Product Sales	1	3	1	2	8	1	0	0	4	5	0	0	0	0	0	0	1	3	1	2	8	1	0	0	4	5

Total
Revenue	152	148	138	192	631	131	247	210	265	853	99	93	134	87	413	69	251	241	272	279	1,044	200	247	210	265	923

OI	36	30	29	61	156	27	47	37	55	165	33	40	64	32	169	24	41	48	69	68	227	27	47	37	55	165

International Game Technology PLC Segment Performance

Pro Forma Revenue Detail

($ millions)

	ITALY
	As Reported										Legacy IGT						Pro Forma
	2014					2015					2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Gaming
Total Revenue	225	217	201	206	850	171	163	161	206	701	0	0	0	0	0	0	225	217	201	206	850	171	163	161	206	701

Gaming Services	224	217	201	205	847	170	162	161	206	699	0	0	0	0	0	0	224	217	201	205	847	170	162	161	206	699
Terminal	194	189	172	178	734	145	140	135	182	602	0	0	0	0	0	0	194	189	172	178	734	145	140	135	182	602
Social (DDI)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	30	27	28	27	113	25	22	26	24	97	0	0	0	0	0	0	30	27	28	27	113	25	22	26	24	97

Product Sales	1	1	1	1	3	1	1	0	0	2	0	0	0	0	0	0	1	1	1	1	3	1	1	0	0	2
Terminal	0	0	0	1	1	0	0	0	0	1	0	0	0	0	0	0	0	0	0	1	1	0	0	0	0	1
Other	0	0	1	0	2	0	0	0	0	1	0	0	0	0	0	0	0	0	1	0	2	0	0	0	0	1

Lottery
Total Revenue	244	234	232	222	932	207	197	188	194	787	0	0	0	0	0	0	244	234	232	222	932	207	197	188	194	787

Lottery Services	244	234	232	222	932	207	197	188	194	787	0	0	0	0	0	0	244	234	232	222	932	207	197	188	194	787
FM/Concessions	273	260	258	247	1,038	230	220	211	215	876	0	0	0	0	0	0	273	260	258	247	1,038	230	220	211	215	876
LMA	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other Services	(29)	(26)	(26)	(24)	(105)	(23)	(22)	(23)	(21)	(89)	0	0	0	0	0	0	(29)	(26)	(26)	(24)	(105)	(23)	(22)	(23)	(21)	(89)

Product Sales	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Terminal	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Systems/Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Other
Total Revenue	109	81	75	61	326	56	55	50	54	216	0	0	0	0	0	0	109	81	75	61	326	56	55	50	54	216

Service Revenue	109	81	75	61	326	56	55	50	54	216	0	0	0	0	0	0	109	81	75	61	326	56	55	50	54	216
Product Sales	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Total
Revenue	579	532	509	489	2,108	434	416	400	455	1,704	0	0	0	0	0	0	579	532	509	489	2,108	434	416	400	455	1,704

OI	213	193	192	113	712	150	141	131	132	555	0	0	0	0	0	0	208	188	188	108	693	145	141	131	132	550

International Game Technology PLC and Subsidiaries

Consolidated Pro Forma Income Statements & Reconciliations

($ millions)

	As Reported				Legacy IGT			Pro Forma
	2014		2015		2014		2015	2014		2015
	Q4	FY	Q4	FY	Q4	FY	Q1	Q4	FY	Q4	FY

Service revenue	846	3,490	1,109	3,978	319	1,284	301	1,165	4,773	1,109	4,278
Product sales	106	322	256	711	131	684	99	237	1,006	256	810
Total revenue	951	3,812	1,365	4,689	451	1,968	399	1,402	5,780	1,365	5,088

Cost of services	596	2,324	674	2,417	122	482	116	717	2,806	674	2,534
Cost of sales	59	190	180	520	71	315	63	130	506	180	584
Selling, general and administrative	107	413	243	795	116	498	138	223	911	243	934
Research and development	27	108	85	277	63	241	63	90	350	85	340
Restructuring expense	10	24	35	77	0	0	0	10	24	35	77
Impairment loss	1	3	12	12	1	40	7	2	43	12	19
Transaction expense, net(1)	37	35	4	49	14	24	19	51	59	4	68
	837	3,098	1,233	4,149	387	1,600	406	1,224	4,697	1,233	4,555

Operating income	114	715	132	540	63	368	(7)	178	1,083	132	533

Reconciliations of  Non-US GAAP Financial Measures

	As Reported				Legacy IGT			Pro Forma
	2014		2015		2014		2015	2014		2015
	Q4	FY	Q4	FY	Q4	FY	Q1	Q4	FY	Q4	FY
Operating income	114	715	132	540	63	368	(7)	178	1,083	132	533
Purchase accounting	20	78	110	364	7	31	7	27	109	110	372
Transaction expense, net(1)	37	35	4	49	14	24	19	51	59	4	68
Restructuring expense	10	24	35	77	0	0	0	10	24	35	77
Impairment loss	1	3	12	12	1	40	7	2	43	12	19
Adjusted Operating Income	182	855	293	1,043	86	462	26	268	1,317	293	1,069

Net income (loss)	(150)	100	83	(56)	35	203	(13)	(115)	303	83	(69)
Income tax expense	86	240	23	39	17	94	(4)	103	334	23	35
Other expense, net	179	375	26	557	12	71	10	190	446	26	567
Depreciation	80	324	110	370	28	123	28	108	447	110	397
Amortization	39	149	124	410	10	51	10	49	200	124	420
Service revenue amortization	30	126	27	108	0	0	0	30	126	27	108
Transaction expense, net(1)	37	35	4	49	14	24	19	51	59	4	68
Restructuring expense	10	24	35	77	0	0	0	10	24	35	77
Non-cash purchase accounting (excluding D&A)	0	0	2	23	0	0	0	0	0	2	23
Stock compensation	9	14	3	21	9	32	6	18	46	3	27
Impairment loss	1	3	12	12	1	40	7	2	43	12	19
Other	0	0	0	0	2	0	32	2	0	0	32
Adjusted EBITDA	321	1,389	449	1,611	127	638	93	448	2,027	449	1,704

NOTE:  The difference between the “As Reported” and “Pro Forma” results presented above reflect the contribution from legacy IGT.

(1) Transaction expense (income), net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

Key Performance Indicators (KPIs)

Consolidated Key Performance Indicators (KPIs)

	Fourth Quarter			Full Year
Periods Ended December 31	2015	2014	% change	2015	2014	% change

Installed base (end of period)
Casino	34,568	37,537	-7.9%	34,568	37,537	-7.9%
VLT - Government Sponsored (ex-Italy)	15,491	16,240	-4.6%	15,491	16,240	-4.6%
VLT - Italy Supplier (B2B)	8,291	8,392	-1.2%	8,291	8,392	-1.2%
Total installed base	58,350	62,169	-6.1%	58,350	62,169	-6.1%
Yield (average revenue per unit per day - $0.00)	32.71	33.95	-3.7%	33.74	35.17	-4.1%

Additional Italian Network Details:
VLT - Operator (B2C)	11,115	10,956	1.5%	11,115	10,956	1.5%
AWP	58,328	65,316	-10.7%	58,328	65,316	-10.7%

Machine units shipped (1)
New/Expansion	2,640	1,358	94.4%	6,821	9,860	-30.8%
Replacement	8,922	8,170	9.2%	28,338	31,609	-10.3%
Total machines shipped	11,562	9,528	21.3%	35,159	41,469	-15.2%

Global lottery same-store revenue growth
Instants & draw games			7.1%			6.7%
Multistate Jackpots			-6.2%			1.0%
Total lottery same-store revenue growth (ex-Italy)			5.5%			6.0%

(1) Machine units shipped reflect mixed historical methodologies of legacy companies prior to 2Q 2015

North America KPIs

	Fourth Quarter			Full Year
Periods Ended December 31	2015	2014	% change	2015	2014	% change

Installed base (end of period)	40,659	43,717	-7.0%	40,659	43,717	-7.0%

Machine units shipped (1)
New/Expansion	2,191	651	236.6%	4,389	7,417	-40.8%
Replacement	4,406	4,831	-8.8%	16,993	16,877	0.7%
Total machines shipped	6,597	5,482	20.3%	21,382	24,294	-12.0%

DoubleDown
Revenue ($ Thousands)	83,598	79,353	5.4%	316,999	295,019	7.5%
Mobile penetration	53%	39%	35.4%	48%	35%	35.0%
DAU (Daily Active Users) (2)	1,897	1,910	-0.7%	1,879	1,833	2.5%
MAU (Monthy Active Users) (2)	4,411	5,212	-15.4%	4,526	5,780	-21.7%
Bookings per DAU ($0.00) (2)	$0.47	$0.43	9.3%	$0.47	$0.44	6.8%

Lottery same-store revenue growth
Instants & draw games			7.6%			7.6%
Multistate Jackpots			-5.4%			1.5%
Total lottery same-store revenue growth			5.9%			6.8%

(1) Machine units shipped reflect mixed historical methodologies of legacy companies prior to 2Q 2015

(2) As a single application with multiple games, active users equal unique users

International KPIs

	Fourth Quarter			Full Year
Periods Ended December 31	2015	2014	% change	2015	2014	% change

Installed base (end of period)	9,400	10,060	-6.6%	9,400	10,060	-6.6%

Machine units shipped (1)
New/Expansion	449	707	-36.5%	2,432	2,443	-0.5%
Replacement	4,516	3,339	35.3%	11,345	14,732	-23.0%
Total machines shipped	4,965	4,046	22.7%	13,777	17,175	-19.8%

Lottery same-store revenue growth
Instants & draw games			5.7%			4.5%
Multistate Jackpots			-0.8%			-0.1%
Total lottery same-store revenue growth			4.4%			4.1%

(1) Machine units shipped reflect mixed historical methodologies of legacy companies prior to 2Q 2015

Italy KPIs

Periods Ended December 31	Fourth Quarter				Full Year
(In € millions, except machines)	2015	2014	% change		2015	2014	% change
Lottery
Lotto wagers	1,855	1,746	6.2%		7,077	6,629	6.7%
10eLotto	1,147	1,011	13.5%		4,287	3,619	18.5%
Core	640	642	-0.3%		2,449	2,552	-4.0%
Late Numbers	68	93	-27.6%		340	459	-25.8%
Scratch & Win Wagers	2,391	2,436	-1.9%		9,016	9,403	-4.1%
Gaming
Installed base (end of period)
VLT - Operator (B2C)	11,115	10,956	1.5%		11,115	10,956	1.5%
VLT - Supplier (B2B)	8,291	8,392	-1.2%		8,291	8,392	-1.2%
AWP	58,328	65,316	-10.7%		58,328	65,316	-10.7%
Total Installed Base	77,734	84,664	-8.2%		77,734	84,664	-8.2%

Other
Interactive Wagers (Gaming)	414	449	-8.0%		1,672	1,789	-6.6%
Sports Betting Wagers(1)	236	250	-5.9%		864	893	-3.3%
Sports Betting Payout (%)(1)	84.6%	86.3%	-1.7	pp	83.7%	80.2%	3.5	pp

(1) Includes Virtual Wagers and Pools & Horses